EXHIBIT 99.1

Aptose To Release First Quarter Ended March 31, 2018 Financial Results and Hold Conference Call on May 10, 2018

SAN DIEGO and TORONTO, May 01, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage biotechnology company developing first-in-class agents that target the dysregulated processes and signaling pathways of cancer cells and address unmet medical needs of patients with life-threatening hematologic cancers, will release its financial results for the quarter ended March 31, 2018, on Thursday, May 10, 2018 after the close of the market.

Conference Call & Webcast:
Thursday, May 10th @ 5:00pm Eastern Time
Toll-Free:                                  (844) 882-7834
International:                            (574) 990-9707
Passcode:                                 2094769
Webcast:                                   https://edge.media-server.com/m6/p/2k9qvwez

Replays available through May 17th, 2018
Toll-Free:                                  (855) 859 2056
Replay Passcode:                     2094769

The live conference call can also be accessed through a link on the Investor Relations section of Aptose’s website at ir.aptose.com.  Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required.  An archived version of the webcast along with a transcript will be available on the company’s website for 30 days.

The press release, the financial statements and the management’s discussion and analysis for the quarter ended March 31, 2018 will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
Email: gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com